EXHIBIT 99.1

Norsk Hydro: Buyback of Shares

OSLO, Norway, Aug. 20, 2007 (PRIME NEWSWIRE) -- On 17 August 2007, Norsk Hydro ASA purchased 310,895 own shares in the market at a price of NOK 198.41 per share.

The shares were purchased in accordance with a resolution by the Extraordinary General Meeting on 5 July 2007, authorizing buyback of up to 621,895 own shares in the market through 30 September 2007. Shares acquired in accordance with the authorization may only be used for the purpose of fulfillment of the share purchase program for employees.

Hydro has under this authorization now repurchased all 621,895 shares. In total, Hydro now holds 60,279,570 own shares. The number of outstanding shares is 1,226,175,885.

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk review - Risk factors" on page 134 of Hydro's Annual Report 2006 (including Form 20-F) and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Norsk Hydro ASA
          Investor contact
          Stefan Solberg
          +47 22539280
          Cellular: +47 91727528
          Stefan.Solberg@hydro.com